ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 30, 2013	William M. Shields T +1 617 951 7821 F +1 617 235 0509 william.shields@ropesgray.com

VIA EDGAR

Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc. (“Steinway”)

Amendment No. 1 to Schedule TO-T filed July 19, 2013

Filed by Kohlberg Investors VII, L.P. et al.

File No. 005-46651

Dear Ms. Kim:

On behalf of each of KSTW Acquisition, Inc., a Delaware corporation (“Purchaser”), KSTW Holdings, Inc., a Delaware corporation (“Parent”) and Kohlberg Investors VII, L.P., a Cayman Islands limited partnership (“Sponsor” and, together with Purchaser and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated July 25, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced Schedule TO-T, filed with the Commission on July 15, 2013 (as amended or supplemented from time to time, the “Schedule TO”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Filing Persons. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on July 15, 2013 as Exhibit (a)(1)(A) to the Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”). Page numbers and other similar references used in the Staff’s comments and the Filing Persons’ responses below refer to the Offer to Purchase, unless otherwise noted.

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Response to Staff Comments

Offer to Purchase

1.	We note your response to comment four in our letter dated July 16, 2013. Please advise as to the extent to which the creditworthiness and financial condition of the bidders affected their ability to obtain debt financing for the offer. See Instruction 1 to Item 10 of Schedule TO.

Response:

The Filing Persons have carefully reviewed Instruction 1 to Item 10 to Schedule TO and acknowledge that the financial statements of the Filing Persons must be provided if the Filing Persons’ financial condition is material to a stockholder’s decision whether to sell, tender or hold the Shares. As contemplated by the Debt Commitment Letters, the Debt Financing will be secured by Steinway’s assets, not the Filing Persons’ assets, and the creditworthiness and financial condition of the bidders did not, and will not, affect their ability to obtain the Debt Financing for the Offer. The Filing Persons respectfully submit that the financial statements of the Filing Persons are not material to Steinway’s stockholders because the bidders’ creditworthiness and financial condition did not, and will not, affect the ability to obtain the Debt Financing and because of the reasons offered in the Filing Persons’ previous letter to the Staff dated July 19, 2013, including the fact that the Debt Commitment Letters are legally binding commitments and do not depend on the financial condition of the Filing Persons.

2.	We note your response to comment 10 in our letter dated July 16, 2013. Although we have no further comment at this time, we do not agree with your analysis in its entirety and we reserve the right to comment in the future on the applicability of Rule 13e-3 to this tender offer.

Response:

The Filing Persons acknowledge the Staff’s comment and will respond to any additional comments the Staff has regarding this issue.

Background of the Offer, page 17

3.	We note your response to comment 11 in our letter dated July 16, 2013. Please revise the background discussion to disclose the confidential information that Mr. Messina provided to Kohlberg. In this regard, we note from your response that Mr. Messina informed Kohlberg that Steinway was pursuing strategic alternatives and provided Kohlberg with his views of expected revenues and EBITDA results.

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Response:

In response to the Staff’s comment, the Filing Persons are amending and restating the fifth paragraph on page 17 under Section 10 — “Background of the Offer; Past Contacts or Negotiations with Steinway — Background of the Offer” to state in its entirety:

“On April 16, 2013 and April 23, 2013, representatives from Kohlberg participated in calls with Mr. Messina and the Investment Banker to discuss the business and background of Steinway. On April 23, 2013, after having previously informed Kohlberg that Steinway was pursuing strategic alternatives, Mr. Messina provided Kohlberg with his view that he expected Steinway’s 2013 revenue and EBITDA (earnings before net interest expense, income taxes, depreciation and amortization) to improve from 2012 levels and also shared Steinway’s expected revenue and EBITDA results for the fiscal quarter ended March 31, 2013. The first quarter results that Mr. Messina shared were consistent with the results Steinway later disclosed on May 8, 2013 for the fiscal quarter ended March 31, 2013, and Mr. Messina did not share any additional material confidential information about Steinway with the Filing Persons during their communications with him. Representatives from a proposed financing source (the “Potential Lender”) also joined the April 23, 2013 call. Further discussions between Kohlberg and Mr. Messina were held on April 25, 2013, and between Kohlberg, Mr. Messina, the Investment Banker and the Potential Lender on April 26, 2013.”

In addition, the Filing Persons are amending and restating the second paragraph on page 18 under Section 10 — “Background of the Offer; Past Contacts or Negotiations with Steinway — Background of the Offer” to state in its entirety:

“Based on the results of its continued due diligence efforts, on June 29, 2013, Kohlberg Management submitted to Steinway a proposal to acquire all outstanding shares of Steinway’s common stock for $35.00 per share in cash, which would expire at 12:00 noon Eastern Daylight Time on July 1, 2013. Mr. Messina did not provide any forecasts, non-public projections or other confidential information that had an impact on the proposal. Also on June 29, 2013, Ropes & Gray delivered a draft of a proposed merger agreement to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), legal counsel to the special committee of Steinway’s board of directors. Between June 29, 2013 and June 30, 2013, Ropes & Gray and Skadden Arps had numerous discussions and negotiations to finalize the terms of a definitive merger agreement and related documentation.”

Certain Conditions of the Offer, page 41

4.	We note your response to comment 13 in our letter dated July 16, 2013. Please further advise as to the bidders’ plans if the funding of the debt financing into escrow does not occur on or before August 14, 2013, or if the funding of the debt financing into escrow does not occur at all.

Response:

As noted in the Filing Persons’ previous letter to the Staff dated July 19, 2013, Purchaser is obligated under the Merger Agreement to use its reasonable best efforts to cause the lenders to fund into escrow at least five business days prior to the end of the initial Offer period, or no later than August 14, 2013. If the Debt Financing is not funded into escrow on or before August 14, 2013, the

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Filing Persons will extend the Offer and file an amendment to the Schedule TO pursuant to Rule 14d-3(b). If the Debt Financing is funded into escrow at some point after August 14, 2013, the Filing Persons will waive the Financing Proceeds Condition, extend the Offer and file an amendment to the Schedule TO pursuant to Rule 14d-3(b). In either case, unless Steinway has otherwise terminated the Merger Agreement, the Offer will remain open for at least an additional five business days to ensure that stockholders are informed of the change pursuant to Rule 14d-4(d) and the guidance provided in Exchange Act Releases Nos. 23421 (July 11, 1986) and 24296 (April 3, 1987).

If the Debt Financing is never funded into escrow, the Filing Persons will be under no obligation to waive the Financing Proceeds Condition or to purchase the tendered Shares. The Filing Persons will make a decision about how to proceed in such event and will publicly announce such decision by filing an amendment to the Schedule TO, in which case the Filing Persons will comply with Rules 14d-3(b) and 14d-4(d) to ensure that stockholders are informed of such change.

In response to the Staff’s comment, the Filing Persons are replacing the final paragraph on page 16 under Section 9 — “Source and Amount of Funds — Debt Financing” with the following:

“Pursuant to the Merger Agreement, Purchaser has agreed to use its reasonable best efforts to cause the lenders to fund the Debt Financing into escrow at least five days prior to the end of the initial Offer period, or no later than August 14, 2013, with the release of such escrowed funds to be subject only to the satisfaction of the conditions set forth in the Merger Agreement (other than the Financing Proceeds Condition). Upon the funding of the Debt Financing into escrow on or before August 14, 2013, the Financing Proceeds Condition will be deemed irrevocably waived. If the Debt Financing is not funded into escrow on or before August 14, 2013, we intend to extend the Offer and file an amendment to the Schedule TO. If the funding of the Debt Financing into escrow occurs after August 14, 2013, we intend to waive the Financing Proceeds Condition, extend the Offer and file an amendment to the Schedule TO. If the Debt Financing is never funded into escrow, we will be under no obligation to waive the Financing Proceeds Condition or to purchase the tendered Shares. We will publicly announce any material developments regarding the Debt Financing and the Financing Proceeds Condition by filing an amendment to the Schedule TO.

The foregoing summary of the Debt Commitment Letters is qualified in its entirety by reference to the Term Facilities Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, and the GE Capital Commitment Letter, a copy of which is filed as Exhibit (b)(2) to the Schedule TO, which are incorporated herein by reference.”

5.	We note your response to comment 14 in our letter dated July 16, 2013. Please revise the disclosure to clarify that all offer conditions other than those related to governmental approvals necessary to consummate the offer must be satisfied or waived on or before the expiration of the offer.

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Response:

In response to the Staff’s comment, the Filing Persons are adding the following new paragraph on page 42 at the end of Section 15 — “Certain Conditions of the Offer”:

“The foregoing conditions (other than the conditions set forth in clauses (iv) (which have been met) and (v)) must be satisfied or waived on or before the expiration of the Offer (as it may be extended and re-extended as described in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Offer,” and in compliance with applicable laws).”

* * *

Please be advised that, in connection with the Comment Letter and the Filing Persons’ responses thereto, the Filing Persons hereby acknowledge the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filing Persons may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7821.

Sincerely,

/s/ William M. Shields

William M. Shields